EXHIBIT 99.1

B Communications Ltd. Expects to Receive Approximately
 NIS 390 Million in Dividends From Bezeq - The Israel Telecommunication Corp. Ltd.

Ramat Gan, Israel - September 20, 2010 – B Communications Ltd. (NASDAQ: BCOM) reports that on September 12, 2010, the General Meeting of its controlled 30.41% subsidiary, Bezeq - The Israel Telecommunication Corp. Ltd. (“Bezeq”), approved the distribution of a dividend of NIS 0.4780459 (approximately US $0.13) per share (a total of approximately NIS 1.28 billion or US $340 million) to Bezeq shareholders of record on September 20, 2010. The dividend is expected to be paid on October 7, 2010.

Accordingly, B Communications expects to receive approximately NIS 390 million (approximately US $103 million) as a dividend on the payment date.

About B Communications Ltd.

B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) is a holding company with one main asset : the controlling interest (30.41%) in Bezeq, Israel’s incumbent telecommunications provider. Bezeq is the leading player in the majority of Israel’s telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors. B Communications is a subsidiary of Internet Gold (approximately 76.62% - owned) (NASDAQ Global Market and TASE: IGLD) and is part of the Eurocom Group.

For more information, please visit the following Internet sites:
www.eurocom.co.il  www.igld.com  www.bcommunications.co.il/   www.ir.bezeq.co.il/

For further information, please contact:

Idit Azulay – IR director

i.azulay@igld.com / Tel: +972-3-924-0000

Mor Dagan - Investor Relations

mor@km-ir.co.il / Tel: +972-3-516-7620